UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75164 / June 12, 2015

Admin. Proc. File No. 3-16137

In the Matter of

CHINACAST EDUCATION CORP. and
PHOENIX AGRI ENTERPRISES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by ChinaCast Education Corp. or Phoenix Agri Enterprises, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to ChinaCast Education Corp. and Phoenix Agri Enterprises, Inc.[2] The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Bus Group Co. (f/k/a Alpine Alpha 3, Ltd), China Capital Fin. Corp. Inc., China Complant Group Inc., China Oumei Real Estate, Inc., China Transp. Int'l Holdings Group Ltd., ChinaCast Educ. Corp., Phoenix Agri Enters., Inc., and Precise Strategy Acquisition Corp. I*, Initial Decision Release No. 784 (Apr. 30, 2015), 111 SEC Docket 08, 2015 WL 1939417. The stock symbol and Central Index Key numbers are: CAST and 1261888 for ChinaCast Education Corp.; and 1505947 for Phoenix Agri Enterprises, Inc.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ChinaCast Education Corp. and Phoenix Agri Enterprises, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
 	
CHINA BUS GROUP CO. (f/k/a ALPINE
    ALPHA 3, LTD.),
CHINA CAPITAL FINANCE CORP. INC.,
CHINA COMPLANT GROUP INC.,
CHINA OUMEI REAL ESTATE, INC.,
CHINA TRANSPORTATION INTERNATIONAL
    HOLDINGS GROUP LTD.,
CHINACAST EDUCATION CORP.,
PHOENIX AGRI ENTERPRISES, INC., and
PRECISE STRATEGY ACQUISITION CORP. I
	INITIAL DECISION OF
	DEFAULT AS TO TWO
	RESPONDENTS
	
	April 30, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents ChinaCast Education Corp. (ChinaCast), and Phoenix Agri Enterprises, Inc. (Phoenix Agri) (collectively, Defaulted Respondents).[1] The revocations are based on Defaulted Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

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[1] On October 16, 2014, I defaulted Respondents China Transportation International Holdings Group Ltd. and Precise Strategy Acquisition Corp. I. *China Bus Grp. Co.*, Initial Decision Release No. 692, 2014 SEC LEXIS 3883. On March 2, 2015, I defaulted Respondents China Bus Group Co. (f/k/a Alpine Alpha 3, Ltd.) and China Oumei Real Estate. *China Bus Grp. Co.*, Initial Decision Release No. 749, 2015 SEC LEXIS 774. Service has not yet been established on Respondents China Capital Finance Corp. Inc., and China Complant Group Inc.

INTRODUCTION

On September 18, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Information provided by the Division of Enforcement shows that Defaulted Respondents were served with the OIP by February 2, 2015, in accordance with Commission Rule of Practice 141(a)(2)(iv), through methods prescribed by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters. 17 C.F.R. § 201.141(a)(2)(iv). As such, their Answers were due by Thursday, February 12, 2015. OIP at 4; 17 C.F.R. § 201.220(a)-(b). To date, no Defaulted Respondent has filed an Answer.

FINDINGS OF FACT

Defaulted Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

ChinaCast, Central Index Key (CIK) No. 1261888, is a void Delaware corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ChinaCast is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of September 12, 2014, the company's stock (symbol "CAST") was quoted on OTC Link (previously the "Pink Sheets") operated by OTC Markets Group, Inc., had six market makers, but was not eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Phoenix Agri, CIK No. 1505947, is a void Delaware corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Phoenix Agri is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $13,378 from the company's October 13, 2010, inception to July 31, 2011. Moreover, the company has never filed a Form 10-K since it was registered on November 18, 2010.

In addition to their repeated failures to file timely periodic reports, Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Defaulted Respondents each failed to timely file required periodic reports. As a result, Defaulted Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Defaulted Respondents' failures to file required periodic reports are serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Defaulted Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC

LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Defaulted Respondent has not answered the OIP or otherwise defended the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ChinaCast Education Corp. and Phoenix Agri Enterprises, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Defaulted Respondents are each notified that they may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge